Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980


ANNUAL REPORT

For the Period

Beginning January 1, 1998 and Ending December 31, 1998



TO THE

U. S. SECURITIES AND EXCHANGE COMMISSION


OF

CONSOLIDATED NATURAL GAS SERVICE COMPANY, INC.

A Subsidiary Service Company




Date of Incorporation:  October 27, 1961


State or Sovereign Power under which Incorporated or Organized:  Delaware



Location of Principal Executive Offices of Reporting Company:

CNG Tower
625 Liberty Avenue
Pittsburgh, PA 15222-3199


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Stephen R. McGreevy, Vice President
   Accounting and Financial Control
CNG Tower
625 Liberty Avenue
Pittsburgh, PA 15222-3199



Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Consolidated Natural Gas Company

INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

     Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Schedule or     Page
Description of Schedules and Accounts                   Account Number  Number

COMPARATIVE BALANCE SHEET                               Schedule I       5-6

Service Company Property                              Schedule II      7-8
Accumulated Provision for Depreciation and
Amortization of Service Company Property            Schedule III      9
Investments                                           Schedule IV      10
Accounts Receivable from Associate Companies          Schedule V       11
Fuel Stock Expenses Undistributed                     Schedule VI      12
Stores Expense Undistributed                          Schedule VII     13
Miscellaneous Current and Accrued Assets              Schedule VIII    14
Miscellaneous Deferred Debits                         Schedule IX      15
Research, Development, or Demonstration
Expenditures                                        Schedule X       16
Proprietary Capital                                   Schedule XI      17
Long-Term Debt                                        Schedule XII     18
Current and Accrued Liabilities                       Schedule XIII   19-20
Notes to Financial Statements                         Schedule XIV    21-26

COMPARATIVE STATEMENT OF INCOME                         Schedule XV      27

Analysis of Billing - Associate Companies             Account 457      28
Analysis of Billing - Non associate Companies         Account 458      29
Analysis of Charges for Service - Associate
and Non associate Companies                         Schedule XVI     30
Schedule of Expense by Department or
Service Function                                    Schedule XVII   31-42
Departmental Analysis of Salaries                     Account 920     43-46
Outside Services Employed                             Account 923     47-50
Employee Pensions and Benefits                        Account 926      51
General Advertising Expenses                          Account 930.1    52
Miscellaneous General Expenses                        Account 930.2    53
Rents                                                 Account 931      54
Taxes Other than Income Taxes                         Account 408      55
Donations                                             Account 426.1    56
Other Deductions                                      Account 426.5    57
Notes to Statement of Income                          Schedule XVIII   58

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Page
Description of Reports or Statements                                    Number

ORGANIZATION CHART                                                        59

METHODS OF ALLOCATION                                                     60

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED               61-62

SIGNATURE                                                                 63

EXHIBIT I                                                                  1

EXHIBIT II                                                                1-6
4

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31
of the current and prior year
As of
Account              Assets and Other Debits                  December 31
Current    Prior
1998      1997
(In Thousands)
SERVICE COMPANY PROPERTY
101    Service company property (Schedule II)            $ 40,975  $ 39,994
107    Construction work in progress (Schedule II)             -         -

Total Property                               $ 40,975  $ 39,994

108    Less accumulated provision for depreciation
and amortization of service company property
(Schedule III)                                   $ 13,961  $ 20,307

Net Service Company Property                 $ 27,014  $ 19,687

INVESTMENTS
123    Investments in associate companies (Schedule IV)        -         -
124    Other investments (Schedule IV)                         -         -
            Total Investments                                  -         -

CURRENT AND ACCRUED ASSETS
131    Cash                                              $    290  $  1,017
134    Special deposits                                         2         2
135    Working funds                                            1         1
136    Temporary cash investments (Schedule IV)            82,000    25,400
141    Notes receivable                                        -         -
143    Accounts receivable                                  6,640       800
144    Accumulated provision for uncollectible accounts        -         -
146    Accounts receivable from associate companies
         (Schedule V and XIV-Note 6)                      580,621   591,165
152    Fuel stock expenses undistributed (Schedule VI)         -         -
154    Materials and supplies                                  15        -
163    Stores expense undistributed (Schedule VII)             -         -
165    Prepayments                                            187     1,109
174    Miscellaneous current and accrued assets
         (Schedule VIII)                                       -         -

            Total Current and Accrued Assets             $669,756  $619,494

DEFERRED DEBITS
181    Unamortized debt expense                          $     -   $     -
184    Clearing accounts                                      313        79
186    Miscellaneous deferred debits (Schedule IX)         16,398    18,155
188    Research, development, or demonstration
         expenditures (Schedule X)                             -         -
190    Accumulated deferred income taxes                    6,883     6,556

            Total Deferred Debits                        $ 23,594  $ 24,790

            TOTAL ASSETS AND OTHER DEBITS                $720,364  $663,971

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

As of
Account        Liabilities and Proprietary Capital            December 31
Current    Prior
1998      1997
(In Thousands)
PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                 $     10  $     10
211    Miscellaneous paid-in-capital (Schedule XI)             -         -
215    Appropriated retained earnings (Schedule XI)            -         -
216    Unappropriated retained earnings (Schedule XI)          -         -

              Total Proprietary Capital                    $     10  $     10


LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)  $  3,672  $  8,912
224    Other long-term debt (Schedule XII)                     -         -
225    Unamortized premium on long-term debt                   -         -
226    Unamortized discount on long-term debt-debit            -         -

              Total Long-Term Debt                         $  3,672  $  8,912

CURRENT AND ACCRUED LIABILITIES
231    Notes payable                                     $     -   $     -
232    Accounts payable                                    15,545    26,692
233    Notes payable to associate companies
(Schedule XIII and XIV-Note 6)                   659,857   595,454
234    Accounts payable to associate companies
(Schedule XIII and XIV-Note 6)                    14,301     9,875
236    Taxes accrued                                         (406)     (299)
237    Interest accrued                                        -         -
238    Dividends declared                                      -         -
241    Tax collections payable                                (47)       32
242    Miscellaneous current and accrued liabilities
(Schedule XIII)                                    5,123     6,020

Total Current and Accrued Liabilities        $694,373  $637,774

DEFERRED CREDITS
253    Other deferred credits                            $ 18,241  $ 13,504
255    Accumulated deferred investment tax credits             -         -

Total Deferred Credits                       $ 18,241  $ 13,504

282    ACCUMULATED DEFERRED INCOME TAXES                 $  4,068  $  3,771


TOTAL LIABILITIES AND PROPRIETARY CAPITAL    $720,364  $663,971

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE II - SERVICE COMPANY PROPERTY

Balance At           Retirements            Balance At
 Beginning               or        Other     Close of
Description          of Year  Additions    Sales    Changes(1)    Year

SERVICE COMPANY
PROPERTY

Account
301   Organization   $      1   $     -    $     -     $     -   $      1
303   Miscellaneous
          Intangible
          Plant              -          -          -           -         -
304   Land and Land
          Rights            111         -          -           -        111
305   Structures and
          Improvements    4,270         -          -         (106)    4,164
306   Leasehold
           Improvements   7,263       (104)        -          117     7,276
  307   Equipment(2)     20,577      9,772      5,808         (11)   24,530
308   Office
           Furniture
           and Equip-
           ment           7,741      2,506      5,385          -      4,862
309   Automobiles,
           Other
           Vehicles and
           Related
           Garage Equip-
           ment              31         -          -           -         31
310   Aircraft and
           Airport
           Equipment         -          -          -           -         -
311   Other Service
           Company
           Property(3)       -          -          -           -         -

           SUBTOTAL   $ 39,994   $ 12,174   $ 11,193    $     -   $ 40,975
107   Construction
           Work in
           Progress(4)       -          -          -           -         -

            TOTAL      $ 39,994   $ 12,174   $ 11,193    $     -   $ 40,975


(1) Provide an explanation of those changes considered material:

Review of assets for entry into new accounting system required some adjustments of balances as noted in the other changes column.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE II - CONTINUED

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

Balance At
Close of
Subaccount Description                   Additions       Year

Computer Hardware                                      $  7,114     $ 21,061

Computer Software                                         2,658        3,326

Typewriters, Calculators, Copiers & Duplicating              -           143

  TOTAL                                                $  9,772     $ 24,530




(3) Describe Other Service Company Property:

Not Applicable


(4) Describe Construction Work in Progress:

Not Applicable


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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

Additions               Other
Charged               Changes
Balance At    to                    Add     Balance At
 Beginning  Account               (Deduct)   Close of
Description          of Year     403    Retirements     (1)       Year

Account
301   Organization   $     -    $     -     $    -      $   -     $     -
303   Miscellaneous
        Intangible
        Plant              -          -          -          -           -
304   Land and Land
        Rights             -          -          -          -           -
305   Structures and
        Improvements    1,428        123         -          -        1,551
306   Leasehold
        Improvements    3,040        578         -          -        3,618
307   Equipment         9,943      3,360      5,808        12        7,507
308   Office
        Furniture and
        Fixtures        5,874        770      5,385         -        1,259
309   Automobiles,
        Other
        Vehicles and
        Related
        Garage Equip-
        ment               22          4                    -           26
310   Aircraft and
        Airport
        Equipment          -          -          -          -           -
311   Other Service
        Company
         Property           -          -          -          -           -

           TOTAL      $ 20,307   $  4,835    $ 11,193    $  12     $ 13,961



(1)  Provide an explanation of those changes considered material:

Not Applicable

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

Balance At    Balance At
Beginning     Close of
Description                           of Year        Year

Account 123 - Investment in Associate Companies       $     -       $     -


Account 124 - Other Investments                             -             -


Account 136 - Temporary Cash Investments

              Bayerische Vereinsbank, NY              $ 25,400      $ 82,000

        TOTAL                                         $ 25,400      $ 82,000



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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                    Balance At    Balance At
Beginning     Close of
Description                           of Year        Year
Account 146 - Accounts Receivable from Associate
Companies
Consolidated Natural Gas Company                    $    287      $    125
The East Ohio Gas Company                            249,003       350,176
The Peoples Natural Gas Company                       44,466        44,926
CNG Transmission Corporation                           6,483         4,257
Hope Gas, Inc.                                        13,832        32,026
CNG Producing Company                                  1,618        25,403
CNG Power Company                                         14         3,789
CNG Energy Services Corporation                      138,186           -
Virginia Natural Gas, Inc.                            54,500        41,040
CNG Field Services Company                                 1         2,548
CNG Power Services Corporation                             6         6,229
CNG Retail Services Corporation                          -          29,719
CNG Products & Services, Inc.                            -           1,349
CNG International Corporation                         82,769           135
CNG Oil Gathering Corporation                            -          25,918
CNG Main Pass Gas Gathering Corporation                  -          12,981

  TOTAL RECEIVABLES                           $591,165      $580,621

Total
Analysis of Convenience or Accommodation Payments:                  Payments
Consolidated Natural Gas Company                                  $    180
The East Ohio Gas Company                                           10,772
The Peoples Natural Gas Company                                      4,403
CNG Transmission Corporation                                         4,248
Hope Gas, Inc.                                                       1,096
CNG Producing Company                                                4,455
CNG Power Company                                                        1
CNG Energy Services Corporation                                      1,129
Virginia Natural Gas, Inc.                                           1,648
CNG Power Services Corporation                                           2
CNG Retail Services Corporation                                        120
CNG Products & Services, Inc.                                           20
CNG International Corporation                                          117

TOTAL PAYMENTS                                            $ 28,191

The majority of these payments were for system insurance, system employee benefit plans, system memberships, common financial system (CFS) consulting, and training.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                 Description                       Labor    Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed  $     -   $     -   $     -

          TOTAL                                  $     -   $     -   $     -





Summary:

Not Applicable


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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                 Description                       Labor    Expenses   Total

Account 163 - Stores Expense Undistributed       $     -   $     -   $     -

          TOTAL                                  $     -   $     -   $     -


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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

Balance At    Balance At
Beginning     Close of
Description                           of Year        Year

Account 174 - Miscellaneous Current and
Accrued Assets                          $     -       $     -

          TOTAL                                       $     -       $     -


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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

Balance At    Balance At
Beginning     Close of
Description                           of Year        Year

Account 186 - Miscellaneous Deferred Debits

Prepaid Pension Costs                               $ 12,195      $ 12,195
Pension Supplement Intangible Asset (Non-Qualified)    3,829         3,511
Deferred Compensation Expense                          1,244            30
Curtailment Gain - FAS 88                                418           418
Pension Supplement Intangible Asset (Qualified)          163           198
Miscellaneous                                            306            46

TOTAL                                       $ 18,155      $ 16,398


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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


Description                                       Amount

Account 188 - Research, Development, or Demonstration
  Expenditures                                         $     -

            TOTAL                                                   $     -


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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XI - PROPRIETARY CAPITAL

Outstanding
Number of    Par or Stated   Close of Period
Account                          Shares          Value       No. of    Total
Number      Class of Stock      Authorized     Per Share     Shares   Amount

201       Common Stock Issued     25,000        $100.00        100    $10,000



INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


Description                                      Amount

Account 211 - Miscellaneous Paid-In Capital                         $     -

Account 215 - Appropriated Retained Earnings                        $     -

TOTAL                                                     $     -



INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Balance At   Net Income               Balance At
Beginning       or       Dividends    Close of
Description             of Year      (Loss)       Paid         Year

Account 216 - Unappropriated
Retained
Earnings
                            $     -      $     -      $     -      $     -

TOTAL              $     -      $     -      $     -      $     -



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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                    Terms of Oblig    Date                        Balance At                   Balance At
                    Class & Series     of    Interest   Amount    Beginning          Deductions Close of
             of Obligation   Maturity  Rate    Authorized  of Year  Additions    (1)       Year
Account 223 - Advances from
                    Associate Companies:

               Consolidated Natural
                Gas Company          1998-2005  9.50%     $ 3,836   $ 1,506   $  -        240    $ 1,266
               Consolidated Natural
                Gas Company           1998      6.20%       5,000     5,000      -      5,000          -
               Consolidated Natural
                Gas Company           2003      6.10%         795       795      -        -          795
               Consolidated Natural
                Gas Company           2008      6.75%       1,611     1,611      -        -        1,611

Account 224 - Other Long-Term Debt:                            -          -      -        -          -
          TOTAL                                           $11,242   $ 8,912   $  -     $ 5,240   $ 3,672


(1) GIVE AN EXPLANATION OF DEDUCTIONS:

    Current portion of the 9.5 % & 6.2% Long-Term Debt moved to Account 233 - Notes Payable to Associate Companies.


       ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Balance At    Balance At
Beginning     Close of
Description                           of Year        Year

Account 233 - Notes Payable to Associate Companies

Consolidated Natural Gas Company                   $486,924      $565,806
CNG Transmission Corporation                         12,700        14,815
CNG Iroquois                                            -           9,158
Consolidated System LNG Company                      12,240        15,540
CNG Producing Company                                36,155            -
CNG Pipeline                                            -           1,335
CNG Research Company                                    265            40
CNG Coal Company                                      3,185         3,445
CNG Energy Services Corporation                      38,455            -
CNG Field Services Company                            5,530            -
CNG International Corporation                           -           1,768
CNG Power Company                                       -          47,715
CNG Market Center Services                              -             235

TOTAL                                      $595,454      $659,857

Account 234 - Accounts Payable to Associate Companies

Consolidated Natural Gas Company                   $  6,819      $  6,379
The East Ohio Gas Company                             1,058         4,936
The Peoples Natural Gas Company                         118         1,875
CNG Transmission Corporation                             96           (65)
CNG Iroquois, Inc.                                       -             38
Hope Gas, Inc.                                           -            217
Consolidated System LNG Company                          60            70
CNG Producing Company                                    37            80
CNG Pipeline                                             -              6
CNG Coal Company                                         17            15
CNG Energy Services Corporation                         685            -
Virginia Natural Gas, Inc.                               -            623
CNG Power Services Corporation                           10            -
CNG Power Company                                        -            198
CNG International Corporation                            -            (41)
CNG Retail Servcies Corporation                          -            (32)
CNG Market Center Services                               -              2
CNG Products & Services, Inc.                           975            -

TOTAL                                      $  9,875      $ 14,301

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

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(Concluded)


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Balance At    Balance At
Beginning     Close of
Description                           of Year        Year




Account 242 - Miscellaneous Current and Accrued Liabilities

Accrued Vacation Pay                               $  3,048      $  3,172
Deferred Compensation  (1)                            1,377            -
Non-Qualified Pension Plans Liability                 1,532         1,262
U. S. Savings Bond Deduction  (2)                         9            -
Incentive Compensation                                   -            666
Lump Sum Severance Liability  (3)                        -            100
Supplemental Pension Plans Liability                     54           (73)
Miscellaneous                                            -             (4)

TOTAL                                      $  6,020      $  5,123


Note: (1) Deferred Compensation was reclassified to account 253 in 1998.
      (2) U. S. Savings Bond Deduction was reclassified to account 232 in 1998.
      (3) Lump Sum Severance Liability was reclassified from account 253 in 1998.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of Consolidated Natural Gas Service Company, Inc. ("the Company") are summarized in this Note.


     Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts consist of investment in a Data Center including computer equipment, office furniture and equipment, leasehold improvements and other items which are stated at "original cost". Additions and betterments are charged to the property accounts at cost. Upon normal retirement of a plant asset, its cost is charged to accumulated depreciation together with costs of removal less salvage. The costs of maintenance, repairs and replacing minor items are charged principally to expense as incurred.

Depreciation and amortization are recorded over the estimated service lives of plant assets by application of straight-line or accelerated methods.


     Income Taxes

The current provision for federal income taxes of the Company is its portion of the estimated consolidated tax based on a consolidated return filed by Consolidated Natural Gas Company (Parent Company). The Company's portion has been determined pursuant to an intercompany tax allocation agreement entered into by the Parent Company and the System companies, as amended, as required by the Public Utility Holding Company Act of 1935 (PUHCA).



2.  PENSION AND OTHER BENEFIT PROGRAMS

     Pension Program

All employees of the Company are covered under the Consolidated Natural Gas System's (the System) qualified noncontributory defined benefit pension plans. Benefits payable under the plans are based primarily on each employee's years of service, age and base salary during the five years prior to retirement. The plans are funded on an annual basis to the extent such funding is deductible

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


under federal income tax reglations. Plan assets consist primarily of equity securities, fixed income securities and insurance contracts. The System pension program also includes the payment of supplemental pension benefits to certain retirees depending on retirement dates, and the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans are funded through contributions to a grantor trust.

Pension expense (or credit), which includes the costs of defined benefit pension plans and pension supplements, was $(2,456,000) and $(2,234,000) for the years ended December 31, 1997 and 1998, respectively. The net pension costs, which were determined by an independent actuary, are included in "Employee pensions and benefits" in the Statement of Income.

As required by SFAS No. 87, "Employers' Accounting for Pensions," the Company has recognized a liability for the unfunded accumulated benefit obligation relating to its supplemental pension benefit plans. An amount equal to the liability has also been recognized as an intangible asset. Such amounts recognized are subject to future revision based on both changes in assumptions and changes in the financial status of the supplemental pension benefit plans.


     Other Postretirement Benefits

In addition to pension plans, the Company sponsors defined benefit postretirement plans covering both salaried and hourly employees and certain dependents. The plans provide medical benefits as well as life insurance coverage. These benefits are provided through insurance companies and other providers with the annual cash outlays based on the claim experience of the related plans.

Employees who retire on or after attaining age 55 and having rendered at least 15 years of service, or employees retiring on or after attaining age 65, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, the plan elected by the employee, and whether the employee is covered under a collective bargaining agreement. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually.

The Company is amortizing the accumulated postretirement benefit obligation at January 1, 1993 (transition obligation) over a 20-year period. Net periodic postretirement benefit cost for the year ended December 31, 1997 and 1998 was $1,312,000 and $1,757,000 respectively, as determined by an independent actuary.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


3.  LONG-TERM DEBT

The aggregate principal amounts of the Company's long-term debt maturing in the years 1999 through 2003 are: $239,800, $239,800, $239,800, $239,800, and
$1,034,800.

The notes payable to the Parent Company bear interest at rates predicated on and substantially equal to the effective cost of money to the Parent Company secured through the issuance of its debt securities.



4.  COMMITMENTS AND CONTINGENCIES

Lease arrangements of the Company are principally for office space, business machines and transportation equipment. None of these arrangements, individually or in the aggregate, are material capital leases. Rental expense, which in large part represents minimum rentals, incurred in the years 1997 and 1998 was $6,192,000 and $7,697,000, respectively, and is included in the Statement of Income. Contingent and sublease rentals were not material.
Future minimum rental payments in the aggregate amount to $35,514,000 and for the years 1999 through 2003 are: $7,136,000; $7,209,000; $7,189,000;
$7,012,000 and $6,968,000. The Company has the option to purchase equipment from International Business Machines, Inc. at fair market value of the leased property exercisable at any time.

The approved capital budget for 1999 amounts to approximately $10,100,000. In this connection, the Company has entered into certain contractual commitments.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


5.  MONEY POOL

The Parent Company and its subsidiaries participate in the System Money Pool ("Pool") which is administered by the Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUHCA Release No. 24128 (File No. 70-7258).

Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, the Company, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


At December 31, 1998, the detail of the pool was as follows:

Investment in Pool (including interest)
Consolidated Natural Gas Company                $563,532,000
CNG Transmission Corporation                      14,815,000
CNG Iroquois, Inc.                                 9,196,000
Consolidated System LNG Company                   15,610,000
CNG Pipeline Company                               1,341,000
CNG Research Company                                  40,000
CNG Coal Company                                   3,460,000
CNG International Corporation                      1,768,000
CNG Power Company                                 47,918,000
CNG Market Center Services, Inc.                     237,000

         SUBTOTAL                                              $657,917,000


Less:
Borrowings from Pool (including interest)
The East Ohio Gas Company                       $341,278,000
The Peoples Natural Gas Company                   41,818,000
CNG Transmission Corporation                         122,000
Hope Gas, Inc.                                    30,706,000
CNG Producing Company                             23,294,000
CNG Power Company                                  3,766,000
Virginia Natural Gas, Inc.                        39,133,000
CNG Products and Services, Inc.                    1,317,000
CNG International Corporation                         58,000
CNG Field Services Company                         2,503,000
CNG Power Services Corporation                     6,056,000
CNG Retail Services Corporation                   29,439,000
CNG Oil Gathering Corporation                     12,981,000
CNG Main Pass Gas Gathering Corporation           25,918,000   558,389,000

Consolidated Natural Gas Service Company                        17,528,000

         SUBTOTAL                                               575,917,000


TOTAL                                                 $ 82,000,000


Temporary Cash Investments                                      $ 82,000,000

Interest Receivable - Money Pool                                     -

TOTAL                                                 $ 82,000,000
25

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Concluded)



6.  AFFILIATED ACCOUNTS
The amounts reported in this Form U-13-60 are on a general ledger account basis and exclude the Service Company's Money Pool receivable due from the Service Company as agent for the Pool and the payable amount due the pool at December 31, 1998. The balance of the Service Company's portion of the pool is detailed on page 25. The amounts reported in Form U5S include these balances. A reconciliation of affiliated receivables and payables at December 31, 1998, is as follows:



  As Reported     As Reported
Affiliated Accounts             in Form U-13-60   in Form U5S     Difference

Accounts Receivable               $580,621,000    $598,149,000   $ 17,528,000



Notes Payable                     $659,857,000           -       $659,857,000
Accounts Payable                    14,301,000           -         14,301,000
Payables to Affiliated Companies        -         $691,686,000   (691,686,000)

                                                                 $ 17,528,000

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Years Ended December 31, 1998 and 1997
(In Thousands)

SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


Current    Prior
Description                      Year      Year
Account                                                      1998      1997
INCOME

457      Services rendered to associate companies         $126,911  $104,211
458      Services rendered to nonassociate companies            -         -
421      Miscellaneous income or loss                           26        31
TOTAL INCOME                           $126,937  $104,242

EXPENSE

912-13   Marketing and Advertising                        $  3,491  $  3,195
920      Salaries and wages                                 48,122    35,313
921      Office supplies and expenses                       17,642     9,236
922      Administrative expense transferred - credit            (3)      (50)
923      Outside services employed                          26,461    32,370
924      Property insurance                                     15         -
925      Injuries and damages                                  191        78
926      Employee pensions and benefits                      9,455     6,353
928      Regulatory commission expense                          -         -
930.1    General advertising expenses                           -         -
930.2    Miscellaneous general expenses                      1,920     1,810
931      Rents                                               7,697     6,192
932      Maintenance of structures and equipment             1,710     1,998
403      Depreciation and amortization expense               4,835     3,229
408      Taxes other than income taxes                       3,587     2,984
409      Income taxes                                           30    (1,065)
410      Provision for deferred income taxes                 1,358     1,172
411      Povision for deferred income taxes - credit        (1,388)     (107)
411.5    Investment tax credit                                  -         -
426.1    Donations                                              -         -
426.5    Other deductions                                       30        83
427      Interest on long-term debt                             -         -
430      Interest on debt to associate companies             1,637     1,344
431      Other interest expense                                147       107

TOTAL EXPENSE                          $126,937  $104,242

NET INCOME OR (LOSS)                   $     -   $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457

Direct   Indirect  Compensation   Total
Costs     Costs      For Use     Amount
Name of Associate Company       Charged   Charged    of Capital   Billed
457-1    457-2(A)    457-3(B)

Consolidated Natural Gas Company    $  2,458   $    383   $     28   $  2,869
The East Ohio Gas Company             36,734      7,116        573     44,423
The Peoples Natural Gas Company       14,542      2,670        235     17,447
CNG Transmission Corporation          21,022      4,601        333     25,956
Hope Gas, Inc.                         4,653        855         76      5,584
Consolidated System LNG Company            2          2         -           4
CNG Producing Company                 10,052      2,422        176     12,650
CNG Research Company                       1          2         -           3
CNG Power Company                         70         35          2        107
CNG Energy Services Corporation        4,267        479         36      4,782
Virginia Natural Gas, Inc.             8,353      1,234        126      9,713
CNG Field Services Company                70         11          1         82
CNG Power Services Corporation           197         28          2        227
CNG Products & Services, Inc.             42         15          1         58
CNG International Corporation            610        140         10        760
CNG Retail Services Corporation        1,916        292         38      2,246

(A) The amount of indirect costs
charged of $20,285 is net of
$26 miscellaneous income.

(B) Includes $225 which was directly
billed to associate companies
and $1,412 which was indirectly
billed to associate companies.

TOTAL                     $104,989   $ 20,285   $  1,637   $126,911

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458

Name of      Direct   Indirect   Compensation           Excess     Total
Nonassociate    Cost     Cost        For Use    Total       or      Amount
Company     Charged   Charged     Of Capital   Cost   Deficiency  Billed
                  458-1      458-2       458-3                458-4


     TOTAL    $     -    $     -    $     -    $     -    $     -    $     -





INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company:

Not Applicable


                                         ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                                                         For the Year Ended December 31, 1998
                                                                  (In Thousands)
                                                    SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE

                                                         ASSOCIATE AND NONASSOCIATE COMPANIES
                                                    Associate               Nonassociate
                                     Company Charges          Company Charges       Total Charges for Service
                                Direct   Indirect           Direct  Indirect        Direct  Indirect
Description of Items             Cost      Cost    Total     Cost    Cost   Total    Cost     Cost     Total
912-13 Marketing and Advertising            $  3,491  $    -   $  3,491  $   -   $   -  $   -   $  3,491  $    -   $  3,491
920    Salaries and Wages                     47,044    1,078    48,122      -       -      -     47,044    1,078    48,122
921    Office Supplies and Expenses           15,903    1,739    17,642      -       -      -     15,903    1,739    17,642
922    Administrative Expense Transferred -
           Credit                                 (3)      -         (3)     -       -      -         (3)      -         (3)
923    Outside Services Employed              23,852    2,609    26,461      -       -      -     23,852    2,609    26,461
924    Property Insurance                         14        1        15      -       -      -         14        1        15
925    Injuries and Damages                       -       191       191      -       -      -         -       191       191
926    Employee Pensions and Benefits             -     9,455     9,455      -       -      -         -     9,455     9,455
928    Regulatory Commission Expense              -        -         -       -       -      -         -        -         -
930.1  General Advertising Expenses               -        -         -       -       -      -         -        -         -
930.2  Miscellaneous General Expenses          1,731      189     1,920      -       -      -      1,731      189     1,920
931    Rents                                   6,938      759     7,697      -       -      -      6,938      759     7,697
932    Maintenance of Structures and
           Equipment                           1,541      169     1,710      -       -      -      1,541      169     1,710
403    Depreciation and Amortization
           Expense                             4,358      477     4,835      -       -      -      4,358      477     4,835
408    Taxes Other than Income Taxes             106    3,481     3,587      -       -      -        106    3,481     3,587
409    Income Taxes                               -        30        30      -       -      -         -        30        30
410    Provision for Deferred Income Taxes        -     1,358     1,358      -       -      -         -     1,358     1,358
411    Provision for Deferred Income Taxes Cr.    -    (1,388)   (1,388)     -       -      -         -    (1,388)   (1,388)
411.5  Investment Tax Credit                      -        -         -       -       -      -         -        -         -
426.1  Donations                                  -        -         -       -       -      -         -        -         -
426.5  Other Deductions                           30       -         30      -       -      -         30       -         30
427    Interest on Long-Term Debt                 -        -         -       -       -      -         -        -         -
431    Other Interest Expense                     -       147       147      -       -      -         -       147       147

                    TOTAL EXPENSES          $105,005  $20,295  $125,300  $   -   $   -  $   -   $105,005  $20,295  $125,300

Compensation for Use of Equity Capital
430    Interest on Debt to Associate
           Companies                                              1,637      -       -      -        225    1,412     1,637

                    TOTAL COST OF SERVICE                      $126,937  $   -   $   -  $   -   $105,230  $21,707  $126,937

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate anaylsis of billing schedules.

                                                            30


                         ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY

DEPARTMENT OR SERVICE FUNCTION
                                       Total                  Executive    Corporate    Legal     Secretary's   Legal
    Description of Items               Amount     Overhead      Office       Commun.  Washington              Pittsburgh

912-13 Marketing and Advertising      $  3,491    $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages               48,122       1,078       2,181         754         728         278       1,070
921    Office Supplies and Expenses     17,642         408         386         199         165          32         185
922    Administrative Expense
           Transferred Credit               (3)         -           -           -           -           -           -
923    Outside Services Employed        26,461          68         815         183          79          29         348
924    Property Insurance                   15           1          -           -           -           -           -
925    Injuries and Damages                191         191          -           -           -           -           -
926    Employee Pensions and Benefits    9,455       9,455          -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses    1,920         101          37         340          10         553          35
931    Rents                             7,697          -          580         149         210          84         275
932    Maintenance of Structures
           and Equipment                 1,710          -            2           3           5           2           3
403    Depreciation and
           Amortization Expense          4,835          -           93          41          42          14          51
408    Taxes Other Than Income Taxes     3,587       3,481           1          -           -           -           -
409    Income Taxes                         30          30          -           -           -           -           -
410    Provision for Deferred
           Income Taxes                  1,358       1,358          -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit        (1,388)     (1,388)         -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     30          -           10          -           -            1           2
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies           1,637       1,412          -           -           -           -           -
431    Other Interest Expense              147         147          -           -           -           -           -

              TOTAL EXPENSES          $126,937    $ 16,342    $  4,105    $  1,669    $  1,239    $    993    $  1,969

                                             31


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                      External
                                      Affairs &                Common                   Corporate  Regulated   Risk
                                       Policy     Corporate   Financial                  General   Fixed     Measurement
    Description of Items             Development   Affairs     Systems    Controller's  Accounting Assets    & Control

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  575         379         236       1,136         711         563         114
921    Office Supplies and Expenses        322          89         243         115          45          47           7
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed           195          17           1          13           4          -           -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       49          (4)          6          34          -            1          -
931    Rents                               286         120         491         277          56          11           6
932    Maintenance of Structures
           and Equipment                     4          -           43           1          -           -           -
403    Depreciation and
           Amortization Expense             44          13         630          44          12           2          -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     10           2          -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,485    $    616    $  1,650    $  1,620    $    828    $    624    $    127

                                             32


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                                                              Strategic
                                       Internal     Human       Employee                            Risk      Financial
    Description of Items               Auditing    Resources    Benefits  Treasurer's     Tax      Management  Planning

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,142       1,635         951         594         801         193         315
921    Office Supplies and Expenses        118         272         160          89          61          28          26
922    Administrative Expense
           Transferred Credit               (3)         -           -           -           -           -           -
923    Outside Services Employed            72         657       3,794          22         156           1          -
924    Property Insurance                   -           -           -            7          -            7          -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        2          31           2           4          -            1          -
931    Rents                               107         247         310         151         140          67          71
932    Maintenance of Structures
           and Equipment                     1           1           1           3          -           -           -
403    Depreciation and
           Amortization Expense             31          45          64         216          23          15          12
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -            2          -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,470    $  2,890    $  5,282    $  1,086    $  1,181    $    312    $    424

                                             33


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                  Business &                                       Planning &   System
                                      Corporate   Operations   Investor     Asset       New York  Information  Services
    Description of Items               Planning   Services     Relations   Management    Office     Services     Staff

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  341         298         279         141           6       1,522       1,328
921    Office Supplies and Expenses         11          71         130          13          19         383         223
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            50          -          197          -           -          220         157
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        4           1         138          -            5          50           8
931    Rents                                93          93          49          15         125         250          91
932    Maintenance of Structures
           and Equipment                     1          -            1          -            1           4          (6)
403    Depreciation and
           Amortization Expense             16          18           8           2           9          39          16
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $    516    $    481    $    802    $    171    $    165    $  2,468    $  1,817

                                             34


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                                                     Data
                                                       I/T                                         Admin. &
    Description of Items              Knowledge     Trainning  Information Purchasing  Facility   Operations   Network
                                        Center      & Develop.   Services              Services     Support   Services
912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                    2           4           9       1,408         589           2         750
921    Office Supplies and Expenses          6          11          21         250         127          -        1,302
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            -           -           -          101         109          -        1,504
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           -           -           11           1          -           -
931    Rents                                -           -           -          108         143          -          227
932    Maintenance of Structures
           and Equipment                    -           -           -            4         294          -          290
403    Depreciation and
           Amortization Expense             16           3          27          20          65          -        1,058
408    Taxes Other Than Income Taxes         2          -            1          -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -            2          -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $     26    $     18    $     58    $  1,902    $  1,330    $      2    $  5,131

                                             35


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                   Operations
                                         Data      Support &                            Tele-      Energy     Retail
    Description of Items                Center     Production   Security    System     commun-    Services    Company
                                       Operations   Conntrol   Management    Admin.   ications       IT          IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                2,099         343         273         562       1,040         663         158
921    Office Supplies and Expenses      2,861          23          12         841         117         248           2
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed         1,725          56           5         138          27       1,558          -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        2           1          -            3          28          -           -
931    Rents                               498          46          34          45         118          20          -
932    Maintenance of Structures
           and Equipment                   408          -           -          198          47          24          -
403    Depreciation and
           Amortization Expense          1,217          13          18          18           9          18          -
408    Taxes Other Than Income Taxes       102          -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies             225          -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  9,137    $    482    $    342    $  1,805    $  1,386    $  2,531    $    160

                                             36


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                    CNGP        LDC
                                         CNGP      Shared      Shared         EOG        PNG        Hope          VNG
    Description of Items                  IT       Systems     Systems        IT         IT          IT           IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  912          52         405         382         659          95         235
921    Office Supplies and Expenses        289           4         155         888         398          60         239
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed         1,769          -           19       2,267       1,268         154         644
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        2          -            1           2           1          -           -
931    Rents                                -           -           -           -           19          -           -
932    Maintenance of Structures
           and Equipment                    52          -           -           -            3          -           -
403    Depreciation and
           Amortization Expense              7          -           -            1           3           1          -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  3,031    $     56    $    580    $  3,540    $  2,351    $    310    $  1,118

                                             37


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                                                   Trans-
                                      Corporate                              SCADA       Year      portation    CNGT
    Description of Items                  IT          CAMP        CFS         / GM       2000   .  / GSS         IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,205       1,152       1,286         823         478         959         607
921    Office Supplies and Expenses        290         240         188         657         157         247         686
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed           790       2,144       1,192         107         463          87       2,010
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses        1           2          -            7           2          92           2
931    Rents                               163          62          14           1         120           6           3
932    Maintenance of Structures
           and Equipment                     5          (6)         (1)         32          (1)         23         101
403    Depreciation and
           Amortization Expense             48          13          10          -           20          -           -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  2,502    $  3,607    $  2,689    $  1,627    $  1,239    $  1,414    $  3,409

                                             38


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                         CNGT                                         Cash Mgmt.
                                      Engineering  Accounts    General                & Customer    System
    Description of Items              & Field Ops.  Payable    Services    Payroll     Payment       Fleet

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,218         501         507         645         794         129
921    Office Supplies and Expenses        129           9         486          66          61          69
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed           112          -           36          49          31          16
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses        1          -           -           -            2           2
931    Rents                                 4         120         483         134         143          25
932    Maintenance of Structures
           and Equipment                    36          -           92           3           4           1
403    Depreciation and
           Amortization Expense             12          16          68          29          28          24
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  1,512    $    646    $  1,672    $    926    $  1,063    $    266

                                             39


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                Large                   Market
                                      Marketing      Mass      Customer   Technical   Planning &  Marketing
    Description of Items                Staff     Marketing     Market    Marketing    Analysis     Commun.

912-13 Marketing and Advertising      $      3    $    961    $     37    $    104    $     -     $  2,386
920    Salaries and Wages                  658         366         412         243         245         282
921    Office Supplies and Expenses        148         824         224         152         308         335
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed           110         118         (69)        (63)        419         107
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses       10          78          59          66          15          79
931    Rents                               294           6           8           1          -           -
932    Maintenance of Structures
           and Equipment                    10          -           (1)         -           -           -
403    Depreciation and
           Amortization Expense            246          -           -           -           -           -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  1,479    $  2,353    $    670    $    503    $    987    $  3,189

                                             40


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                      Regulated                           Engineering Engineering Engineering
                                      Bus. Sup.   Materials   Engineering  Codes and    Environ-   Technical
    Description of Items                Group     Management     Staff     Standards     mental     Support

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,022         203         372         342       1,025         462
921    Office Supplies and Expenses         43          13          38          36         156          76
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed            30           2          -           -           52          24
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses        2           5           3           2          16           5
931    Rents                                85          13          65          48          78          45
932    Maintenance of Structures
           and Equipment                    -           -           -           -            2          -
403    Depreciation and
           Amortization Expense             37           2           7           8           9          15
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                      1          -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  1,220    $    238    $    485    $    436    $  1,338    $    627

                                             41


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                      Gas Supply  Gas Supply               Gas Supply    Gas
                                        Area      Mkt. Area   Gas Supply  Reg. Support  Supply
    Description of Items              Acquisition Acquisition  Planning   & Accounting   Staff

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  407         469         283         485         551
921    Office Supplies and Expenses          1          27          62          37         176
922    Administrative Expense
           Transferred Credit               -           -           -           -           -
923    Outside Services Employed            16           7          -          183          66
924    Property Insurance                   -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -
930.2  Miscellaneous General Expenses        2           1          -           -            6
931    Rents                                 1          -            1           1         161
932    Maintenance of Structures
           and Equipment                    -           -            1          -           19
403    Depreciation and
           Amortization Expense             -           -            7          -          242
408    Taxes Other Than Income Taxes        -           -           -           -           -
409    Income Taxes                         -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -
426.1  Donations                            -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -

              TOTAL EXPENSES          $    427    $    504    $    354    $    706    $  1,221

                                             42

       ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1998
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

Regular Services
Executive Office          $ 2,181   $   427   $ 1,754    $   -        9
Corporate Communications      754        20       734        -       13
Legal - Washington            728         8       720        -        8
Secretary's                   278        71       207        -        5
Legal - Pittsburgh          1,070        46     1,024        -       15
External Affairs and
    Policy Development        575        14       561        -        8
Corporate Affairs             379       124       255        -        4
Common Financial Systems      236         2       234        -        1
Controller's                1,136       169       967        -       21
Corp. General Accounting      711         9       702        -       17
Regulated Fixed Assets        563        -        563        -       11
Risk Measurement & Control    114         3       111        -        -
Internal Auditing           1,142        14     1,128        -       21
Human Resources             1,635        25     1,610        -       18
Employee Benefits             951         5       946        -       10
Treasurer's                   594        30       564        -       18
Tax                           801       108       693        -        8
Risk Management               193        16       177        -        1
Strategic Financial
  Planning                    315       251        64        -        -
Corporate Planning            341         3       338        -        2
Business and Operations
  Services                    298        15       283        -        3
Investor Relations            279        12       267        -        3
Asset Management              141        27       114        -        -
New York Office                 6        -          6        -        -

SUBTOTAL        $15,421   $ 1,399   $14,022    $   -      196

System Services Group
  (SSG) (Page 44)          23,796        74    23,722        -      409

Regulated Business Support
  Group (RBSG) (Page 46)    7,827        -      7,827        -      107

TOTAL           $47,044   $ 1,473   $45,571    $   -      712

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1998
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

System Services Group (SSG)
Planning and Information
    Services              $ 1,522   $     3   $ 1,519    $   -       17
System Services Staff       1,328         3     1,325        -       10
Knowledge Center                2        -          2        -        -
I/T Tranning & Development      4        -          4        -        2
Information Services            9        -          9        -       12
Purchasing                  1,408         3     1,405        -       24
Facility Services             589         4       585        -       11
Data Administration and
    Operations Support          2        -          2        -        -
Network Services              750        -        750        -       10
Data Center Operations      2,099        11     2,088        -       46
Operations Support/
    Production Control        343        -        343        -       10
Security Management           273         1       272        -        -
System Administration         562        -        562        -       11
Telecommunications          1,040         2     1,038        -       19
Energy Services -
    Information Technology    663        34       629        -        8
Retail Company -
    Information Technology    158        -        158        -        -
CNGP - Information
    Technology                912        -        912        -       15
CNGP Shared Systems            52        -         52        -        -
LDC Shared Systems            405        -        405        -        8
Information Technology:
   EOG                        382        -        382        -        7
   PNG                        659        -        659        -       13
   Hope                        95        -         95        -        2
   VNG                        235        -        235        -        4
   Corporate                1,205         1     1,204        -       10
CAMP                        1,152        -      1,152        -       17
CFS                         1,286         4     1,282        -       15
SCADA/GM                      823        -        823        -       15
Year 2000                     478         1       477        -        8
Transportation/GSS            959        -        959        -       16
CNGT - Information                                           -
        Technology            607        -        607        -        9
CNGT - Engineering and                                       -
    Field Operations        1,218        -      1,218        -       21
Processing Services
    Group (See page 45)     2,576         7     2,569        -       69

SUBTOTAL SSG    $23,796   $    74   $23,722    $   -      409

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1998
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

System Services Group (SSG)
    (Continued)

Processing Services Group (PSG)

Accounts Payable              501        -        501        -       15
General Services              507         2       505        -       13
Payroll                       645         1       644        -       17
Cash Management and                                          -
    Customer Payment          794         4       790        -       21
System Fleet                  129        -        129        -        3

SUBTOTAL PSG    $ 2,576   $     7   $ 2,569    $   -       69

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1998
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.      Amount    Company  Associates Associates  Year

Regulated Business Support Group (RBSG)
Marketing Staff           $   658   $    -    $   658    $   -        7
Mass Marketing                366        -        366        -        6
Large Customer Market         412        -        412        -        6
Technical Marketing           243        -        243        -        4
Market Planning and
    Analysis                  245                 245        -        4
Marketing Communications      282        -        282        -        5
Regulated Business Support
    Group                   1,022        -      1,022        -        7
Materials Management          203        -        203        -        3
Engineering Staff             372        -        372        -        7
Engineering Codes and
    Standards                 342        -        342        -        5
Engineering Environmental   1,025        -      1,025        -       15
Engineering Technical
    Support                   462                 462        -        7
Gas Supply Area Acquisition   407        -        407        -        4
Gas Supply Market Area
    Acquisition               469        -        469        -        6
Gas Supply Planning           283        -        283        -        4
Gas Supply Regulatory
    Support and Accounting    485        -        485        -       10
Gas Supply Staff              551        -        551        -        7

SUBTOTAL RBSG   $ 7,827   $    -    $ 7,827    $   -      107

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the
subaccount need be shown.  Provide a subtotal for each type of service.
Relationship
"A"=Associate
"NA"=Non
From Whom Purchased           Description          Associate   Amount


Legal Services:

Buchanan Ingersoll, P.C.      Legal Services               NA   $   189

Cahill, Gordon & Reindel      Legal Servcies               NA       119

Miscellaneous (27 items
   less than $100,000)              -                      NA       418
TOTAL                                                   $   726


Tax Services:

  Ivins, Phillips & Barker      Tax Consultants              NA   $   105

Miscellaneous (no items
   less than $100,000)                                               -
TOTAL                                                   $   105


Auditing Services:

Miscellaneous (1 item
   less than $100,000)        Audit Services               NA   $    13
TOTAL                                                   $    13

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
For the Year Ended December 31, 1998
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

Relationship
"A"=Associate
"NA"=Non
From Whom Purchased           Description          Associate   Amount

Other Special Services:

Wang Laboratories, Inc        Computer Consultants/        NA   $ 7,405
                              Services

Towers Perrin, Inc.           Human Resources,             NA     3,763
                              Compensation & Benefits

Deloitte & Touche Consulting  Computer Consultants/        NA     1,782
                              Services

Oracle Corporation            Computer Consultants/        NA       929
                              Services

PricewaterhouseCoopers        Computer Consultants/        NA       594
                              Services

Compuware Corporation         Computer Consultants/        NA       579
                              Services

Phoenix Solutions, Inc.       Computer Consultants/        NA       449
                              Services

Ascent Consulting Group       Computer Consultants/        NA       353
                              Services

Integral Strategies Inc.      Computer Consultants/        NA       349
                              Services

Heidrick & Struggles Inc.     Management Consultants       NA       348

Walker Information            Marketing Consultants        NA       327

International Business        Computer Consultants/        NA       317
 Machines Corporation         Services

Modis, Inc.                   Computer Consultants/        NA       313
                              Services

Sequent Computer              Computer Consultants/        NA       285
 Systems, Inc.                Services

Viasoft                       Computer Consultants/        NA       268
                              Services

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
For the Year Ended December 31, 1998
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

Relationship
"A"=Associate
"NA"=Non
From Whom Purchased           Description          Associate   Amount

Other Special Services (Cont.):

CONAG Finance Inc.            Computer Services            NA   $   219

Miz Data Systems, Inc.        Computer Consultants/        NA       213
                              Services

Georgeson & Company, Inc.     Shareholder Services         NA       208

Hewitt Associates             Human Resources,             NA       173
                              Compensation & Benefits

MAPSA                         Legislative Consultants/     NA       169
                              Services

Geschke Kasper & Associates   Computer Consultants/        NA       162
 Inc.                         Services

Pegasys Technologies, Inc.    Computer Consultants/        NA       155
                              Services

Metro Information Services    Computer Consultants/        NA       152
                              Services

Peoplesoft Inc.               Computer Consultants/        NA       148
                              Services

PKB Creative                  Printing Services            NA       145

Network of Consulting         Computer Consultants/        NA       142
Professionals                 Services

NOLA Computer Services, Inc.  Computer Consultants/        NA       131
                              Services

Keane Inc.                    Computer Consultants/        NA       129
                              Services

Spencer Stuart                Management Consultants       NA       125

Source Services Corporation   Computer Consultants/        NA       119
                              Services

Software & Scanning Services  Computer Consultants/        NA       107
                              Services

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
For the Year Ended December 31, 1998
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)

Relationship
"A"=Associate
"NA"=Non
From Whom Purchased           Description          Associate   Amount

Other Special Services (Cont.):

Programmer Resources, Inc.    Computer Consultants/        NA   $   103
                              Services


Miscellaneous (400 items
   less than $100,000)              -                      NA     4,956

         TOTAL                                                  $25,617


         GRAND TOTAL                                            $26,461

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description                                       Amount

Workforce Reduction                                              $  3,760

Medical Benefit Plans                                               2,624

Thrift Plans                                                        2,157

Retirement Benefits                                                 1,904

Education Refunds                                                     118

Employee Stock Ownership Plan (ESOP)                                   74

Other                                                                  61

Pension Expense                                                    (1,157)

Employee Contributions                                                (86)

TOTAL                                                  $  9,455
51

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description              Name of Payee                    Amount


                                                               $     -

TOTAL                                                 $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
(2)) shall be separately classified.


Description                                              Amount

Other Miscellaneous Expenses                                   $    643
Annual Shareholders Report                                          320
Transfer Agent Expenses                                             229
Miscellaneous Expenses - Business Meeting/Group Meals               203
Other Shareholder and SEC Reports                                   115
Security Analyst Meeting Expenses                                   114
Proxy Solicitation Expenses                                          97
Other Shareholder Expenses                                           61
Debenture Trustee Expenses                                           53
Stock Listing Fees                                                   49
Dividend Disbursing Expenses                                         36

TOTAL                                                $  1,920


5

<

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

             RENT - ACCOUNT 931

 INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
System of Accounts.

Type of Property                                           Amount

Office Rents                                                      $  6,642

Computer Equipment Rental                                              346

Miscellaneous Rents                                                    288

Communications Equipment Rental                                        156

Apartment Rents                                                        148

Garage Rents                                                           117


TOTAL                                                   $  7,697

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than
U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
Provide a subtotal for each class of tax.

Kind of Tax                                      Amount

(A) Other Than U. S. Government Taxes
State Unemployment Tax                                       $    236
Real & Personal Property Taxes                                    112
Pittsburgh Business Privilege Tax                                 101
Other Miscellaneous Taxes                                         (26)

SUBTOTAL                                             $    423

(B) U. S. Government Taxes
Federal Social Security Tax                                  $  3,120
Federal Unemployment Tax                                           44

SUBTOTAL                                             $  3,164

TOTAL                                              $  3,587

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient            Purpose of Donation              Amount



          TOTAL                                                   $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998
(In Thousands)

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

Description                Name of Payee                      Amount

Miscellaneous                                                      $     30

TOTAL                                                    $     30

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1998

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Notes to Financial Statements, Schedule XIV, page 21-26.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


ORGANIZATION CHART - 1998


See Exhibit I filed herewith.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


METHODS OF ALLOCATION


See Exhibit II filed herewith.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
(In Thousands)
For the Year Ended December 31, 1998

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Total Annual
                                     Direct Billing              Allocation
                                     Of Data Center               of Direct
Company                    Operations      Percent     Interest

Consolidated Natural Gas Company         $    51            1%       $    2

The East Ohio Gas Company                  3,261           34%           77

The Peoples Natural Gas Company            2,070           22%           49

CNG Transmission Corporation                 547            6%           13

Hope Gas, Inc.                               697            7%           16

Consolidated System LNG Company               -            *             *

CNG Producing Company                        325            3%            7

CNG Research Company                          -            *             *

CNG Power Company                             -            *             *

CNG Energy Services Corporation               98            1%            2

Virginia Natural Gas, Inc.                 1,690           18%           41

CNG Field Services Company                    -            *             *

CNG Power Services Corporation                -            *             *

CNG Products & Services, Inc.                 -            -             -

CNG International Corporation                  1           -             -

CNG Retail Services Corporation              749            8%           18

TOTAL                          $ 9,489          100%        $ 225


*These System Companies were excluded from allocation since there were no direct charges for Data Center Operations or was less than $1,000.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
(In Thousands)
For The Year Ended December 31, 1998

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
(Continued)

Total Annual            Allocation      Total
Indirect Costs          of Indirect  Allocation
Company                Billed     Percent    Interest  of Interest

Consolidated Natural Gas
Company                      $    409         2%     $    26     $     28

The East Ohio Gas Company         7,612        35%         496          573

The Peoples Natural Gas
  Company                         2,856        13%         186          235

CNG Transmission Corporation      4,921        23%         320          333

Hope Gas, Inc.                      915         4%          60           76

Consolidated System LNG
  Company                             2        -            -            -

CNG Producing Company             2,590        12%         169          176

CNG Research Company                  2        -            -            -

CNG Power Company                    38        -             2            2

CNG Energy Services Corporation     512         2%          34           36

Virginia Natural Gas, Inc.        1,320         6%          85          126

CNG Field Services Company           11        -             1            1

CNG Power Services Corporation       30        -             2            2

CNG Products & Services, Inc.        16        -             1            1

CNG International Corporation       149         1%          10           10

CNG Retail Services Corporation     312         2%          20           38

     TOTAL                     $ 21,695       100%     $ 1,412     $  1,637

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                           Consolidated Natural Gas Service Company, Inc.
(Name of Reporting Company)


                           By:  Stephen R. McGreevy
(Signature of Signing Officer)




                           Stephen R. McGreevy, Vice President
                           Accounting and Financial Control
                           (Printed Name and Title of Signing Officer)






Date:  April 28, 1999









63